UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 15, 2003

Commission File Number 333-99189

Intelsat, Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Dundonald House
14 Dundonald Street West
Hamilton HM 09, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒
Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

     This Form 6-K consists of a press release of Intelsat, Ltd. dated July 15, 2003, announcing that it has entered into an agreement to purchase six satellites and the rights to their orbital locations from Loral Space & Communications Corporation.

Date: 15 July 2003
Release Number: 2003 – 26

Intelsat Signs Agreement to Purchase Loral’s North American Satellite Services Assets
Purchase of Satellites and Orbital Locations Adds Complete U.S. Coverage to Intelsat’s Global System; Increases Its Presence in the Cable Television and Broadcasting Market

Hamilton, Bermuda, 15 July 2003 — Intelsat, Ltd., a global satellite communications leader providing services in over 200 countries and territories, today announced that it has signed a $1.0 billion definitive asset purchase agreement with Loral Space & Communications Corporation for six satellites and the rights to their orbital locations. The proposed acquisition of the Loral assets would complement Intelsat’s global network, which includes capacity on 26 satellites, by adding complete coverage of the important North American market and by increasing Intelsat’s customer base in the cable television and broadcasting segments. The total consideration for the assets may increase or decrease based on business performance and as provided for in the agreement.

Of the six satellites to be purchased, four are operational, serving cable television, broadcast and private data network customers in North America. Two satellites are currently under construction and are scheduled to be launched into North American orbital locations in the coming year. Intelsat would assume responsibility for launch and insurance-related costs for one of the satellites currently under construction and would make a $100 million secured down payment on a future satellite to be built by Space Systems/Loral to Intelsat’s specifications.

“Intelsat has been pursuing a focused strategy that includes seeking strategic transactions that enhance Intelsat’s service application mix and geographic coverage,” said Conny Kullman, chief executive officer of Intelsat. “This transaction, if consummated, meets both of these objectives and enhances our position as a global leader in the fixed satellite services sector. The transaction would provide Intelsat a North American franchise that, given the scarcity of orbital locations, is virtually impossible to build on an organic basis and can be quickly integrated into our business.”

Kullman continued, “We look forward to offering North American broadcast and cable customers the high reliability, stability, and experience that Intelsat has delivered for nearly 40 years. Existing and future customers will benefit through global access and our investment in new technology and infrastructure. This opportunity comes at a time when Intelsat’s satellite fleet replacement program is nearing completion, and the resulting strong cash flows enable us to adopt a transaction financing structure that preserves our strong balance sheet.”

Earlier today, Loral filed a voluntary petition for reorganization under Chapter 11 under the U.S. Bankruptcy Code (the “Code”), and the acquisition is expected to occur at the conclusion of an auction process under Section 363(b) of the Code. If approved by the bankruptcy court, the transaction will be subject to the receipt of regulatory approvals and the satisfaction of other conditions. The transaction is also subject to Intelsat shareholder approval. The company has secured financing commitments, subject to certain conditions, for the full transaction consideration, and the Intelsat Board of Directors has approved the transaction. Intelsat expects that all required approvals could be obtained, and conditions to closing could be satisfied, by early to mid-2004.

The assets to be purchased include the Telstar 4, Telstar 5, Telstar 6 and Telstar 7 satellites, which today provide North American coverage from the 89°W, 97°W, 93°W, and 129°W orbital locations. The agreement also includes two satellites currently under construction, Telstar 8 and Telstar 13. The Telstar 13 satellite, co-owned with EchoStar Communications Corporation, is expected to launch in early August and will be located at the 121°W orbital location. The Telstar 8 satellite is scheduled to launch into the 89°W orbital location in early 2004, at which time Telstar 4 will move to 77°W. The in-orbit satellites to be acquired currently carry traffic for premiere broadcasters, cable operators and private data network operators, such as CBS and Fox Broadcasting, and have a contracted backlog of approximately $550 million. Collectively, the satellites have an average remaining orbital maneuver life of 13.7 years.

Morgan Stanley is acting as sole financial advisor to Intelsat in connection with this transaction. In addition, Morgan Stanley is structuring the acquisition financing for Intelsat. Sullivan & Cromwell LLP is acting as legal advisor to Intelsat. Financing for the transaction will be arranged by Citigroup, BNP Paribas and Morgan Stanley.

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 26 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries rely on Intelsat satellites and ground resources for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

Contact:

Investor Relations and Financial Media:
Dianne VanBeber
dianne.vanbeber@intelsat.com
+1 202 944 7406

Note: Some of the statements in this news release constitute forward-looking statements that do not directly or exclusively relate to historical facts, including statements relating to Intelsat’s view that the transaction, if consummated, would enhance Intelsat’s position as a global leader in the fixed satellite services sector of the satellite industry, the expectation that existing and future customers will benefit as a result of the transaction, and Intelsat’s ability to preserve its strong balance sheet. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements. When used in this news release, the words “will,” “expect,” and “believe” and other similar expressions are intended to identify forward-looking statements. The forward-looking statements made in this news release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. These factors could cause Intelsat’s actual results to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. In connection with any proposed strategic transaction, known risks include, but are not limited to, the failure to complete a planned transaction or the need to modify aspects of the transaction in order to obtain regulatory approvals; the inability to retain and continue to serve successfully customers gained in connection with the transaction; the inability to execute integration strategies successfully or to achieve planned synergies or business goals; and the incurrence of unexpected costs of integration. Known risks also include, but are not limited to, insufficient market demand for the services offered by Intelsat; the quality and price of services offered by Intelsat’s competitors; the risk of delay in implementing Intelsat’s business strategy; Intelsat’s access to sufficient capital to meet its operating and financing needs; changes in laws and regulations; political, economic and legal conditions in the markets Intelsat is targeting for communications services or in which Intelsat operates; general economic conditions; and a change in the health of Intelsat’s satellites or a catastrophic loss occurring during the in-orbit operations of any of Intelsat’s satellites. More detailed information about known risks is included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2002 on file with the U.S. Securities and Exchange Commission. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements made in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD

By:	/s/ Conny Kullman Conny Kullman Chief Executive Officer

Date: July 15, 2003